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                                             Filed by Komag, Incorporated
                                             Pursuant to Rule 425 under the
                                             Securities Act of 1933, and deemed
                                             filed pursuant to Rule 14a-12 under
                                             the Securities and Exchange Act of
                                             1934. Subject Company:
                                             HMT Technology Corporation
                                             Commission File No. 000-27586

                      KOMAG, INCORPORATED PRESS RELEASE

                    KOMAG SETS MEETING DATE FOR HMT MERGER

FOR IMMEDIATE RELEASE

SAN JOSE, Calif., August 16, 2000 /PRNewswire/ -- Komag, Incorporated (Nasdaq:
KMAG), a technical leader in the disk drive component industry, today announced that it will hold a Special Stockholders' meeting to seek approval of its merger with HMT Technology Corporation at 9:00 a.m. on September 20, 2000. Komag and HMT will mail a Joint Proxy Statement/Prospectus to stockholders of record as of August 4, 2000 containing information about the merger. The mailing is expected to be made on or about August 21, 2000.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Komag has filed a Registration Statement on SEC Form S-4 in connection with the HMT merger, and Komag and HMT expect to mail a Joint Proxy Statement/Prospectus to stockholders of Komag and HMT containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Komag, HMT, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from Komag by directing a request through the Investors Relations portion of website at http://www.komag.com or by mail to Komag, Incorporated, 1710 Automation Parkway, San Jose, CA 95131, attention: Investor Relations, telephone: (408) 576-2000.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Komag and HMT file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Komag or HMT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Komag's and HMT's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

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          INTERESTS OF CERTAIN PERSONS IN THE MERGER

Komag will be soliciting proxies from Komag stockholders in favor of the adoption of the merger agreement. The directors and executive officers of Komag and the directors and executive officers of HMT may be deemed to be participants in HMT's solicitation of proxies. Information concerning the directors and officers is contained in the Registration Statement.

The directors and executive officers of Komag have interests in the merger, some of which may differ from, or may be in addition to, those of HMT's stockholders generally. Information concerning those interests is contained in the preliminary Registration Statement.

FORWARD-LOOKING STATEMENTS

The above information contains predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties. While this outlook represents Komag's current judgment on the future direction of the business, actual results may differ materially from any future performance suggested above. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to the consummation of the contemplated merger, including the risk that required regulatory clearances, the bank consents or stockholder approval might not be obtained in a timely manner or at all. In addition, statements in this press release relating to the expected benefits of the contemplated merger are subject to risks relating to the timing and successful completion of technology and product development efforts, integration of the technologies and businesses of Komag and HMT, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners. Predictions about third quarter pricing, new product introduction and pricing may differ due to unanticipated changes in the disk market. These and other factors are described in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by Komag and HMT with the Securities and Exchange Commission.

ABOUT KOMAG:

Founded in 1983, Komag, Incorporated has produced over 465 million thin-film disks, the primary storage medium for digital data used in computer disk drives. The company is well positioned as the broad-based strategic supplier of choice for the industry's leading disk drive manufacturers. Through its advanced development facilities in the United States and high volume production factories in Southeast Asia, Komag provides high quality, leading-edge disk products at a low overall cost to its customers. These attributes enable Komag to partner with customers in the execution of their time-to-market design and time-to-volume manufacturing strategies.

For more information about Komag, visit Komag's Internet home page at http://www.komag.com or call Komag's Investor Relations 24-hour Hot Line at 888-66-KOMAG or 408-576-2901.

Contact:   KOMAG, INCORPORATED, San Jose, CA
           Ted Siegler at (408) 576-2209
           E-mail communications: ir_web@komag.com